Exhibit 16.1

September 5, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentleman:

We were previously principal accountants for Ameri Metro Inc. (the Company) and, under the date of April 14, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended July 31, 2019 and 2018. On August 23, 2021, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated August 23, 2021, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement that it has engaged Elekana Amitai CPA, as the Company’s independent accounting firm for the fiscal year ending July 31, 2020.

Very truly yours.

/s/ Weinstein International

Tel Aviv, Israel